EXHIBIT 12.2

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Three Months Ended March 31	
	2004	**2003**
FIXED CHARGES		
Interest expense	**$ 15.9**	$ 22.8
Facility and equipment rental	**.4**	.5
TOTAL FIXED CHARGES	**$ 16.3**	$ 23.3
EARNINGS		
Income before taxes	**$ 24.4**	$ 17.0
Depreciation	**9.6**	5.8
	34.0	22.8
Fixed charges	**16.3**	23.3
EARNINGS AS DEFINED	**$ 50.3**	$ 46.1
RATIO OF EARNINGS TO FIXED CHARGES	**3.09X**	1.98X